3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

August 22, 2017

VIA EDGAR Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	FundVantage Trust File Nos. 333-141120 and 811-22027 Accession No: 0001615774-17-004642

Ladies and Gentlemen:

Post-Effective Amendment No. 168 to the Trust’s Registration Statement on Form N-1A submitted with the Commission on August 22, 2017 at 14:46:10 (SEC Accession No: 0001615774-17-004642 ) (the “Amendment”) was filed to submit XBRL data with the Commission; however, the Amendment was inadvertantly submitted under the incorrect EDGAR Form Type (Form Type 485APOS instead of 485BPOS). Accordingly, we hereby request that the Amendment’s EDGAR Form Type be revised from EDGAR Form Type “485APOS” to EDGAR Form Type “485BPOS.”

Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel Weiss, President of FundVantage Trust John M. Ford, Esq.